Exhibit 99.1

ISS Recommends China Hydroelectric Corporation Shareholders Vote

FOR the Removal of Five Incumbent Directors and FOR the Election of All Four Nominees

of the Shareholder Group at Upcoming Extraordinary General Meeting

NEW YORK, NEW YORK, September 19, 2012 — CPI Ballpark Investments Ltd., Swiss Re Financial Products Corporation, China Environment Fund III, L.P., Aqua Resources Asia Holdings Limited, Abrax and IWU International Ltd. (collectively, the “Shareholder Group”) today announced that ISS, a leading independent proxy voting advisory firm, has recommended that shareholders of China Hydroelectric Corporation (NYSE: CHC, CHCWS) (the “Company”) vote on the WHITE proxy card to remove five incumbent directors and to elect all four of the Shareholder Group’s nominees to the Company’s Board of Directors.

The Shareholder Group is pleased that ISS supports and recommends (1) the removal of five incumbent directors, John D. Kuhns, Richard H. Hochman, Shadron Lee Stastney, Anthony H. Dixon and Stephen Outerbridge, and (2) the election of its four nominees, Moonkyung Kim, Jui Kian Lim, Amit Gupta and Yun Pun Wong, to the Board of Directors of China Hydroelectric Corporation. Given the significant strategic and operational issues at the Company, and the apparent lack of credibility and accountability on the current Board, the Shareholder Group believes it is imperative that shareholders follow the ISS recommendation to vote for its highly qualified director nominees and to remove five incumbent board members. The Shareholder Group strongly believes that voting for its nominees and for the removal of five of the incumbent board members will help to ensure that the Company is being run in a manner that is in the best interest of all shareholders.

In reaching its conclusion, ISS noted that the Shareholder Group members “appear to be driven to action principally by enormous, inexorable decline in shareholder value since the company became public, rather than any opportunistic angle.” ISS further noted that the Shareholder Group “has made a compelling case the [existing] board is unwilling or unable to address the chief challenges before it” and that “it may be in shareholders’ best interests to reduce the risk of unintended consequences by electing all four qualified [Shareholder Group] nominees.”

ISS concluded by recommending that shareholders should vote on the WHITE proxy card:

•	FOR the proposals to remove five incumbent directors, John D. Kuhns, Richard H. Hochman, Shadron Lee Stastney, Anthony H. Dixon and Stephen Outerbridge; and

•	FOR the proposal to elect four new directors, Moonkyung Kim, Jui Kian Lim, Amit Gupta and Yun Pun Wong

The Shareholder Group urges all shareholders to follow ISS’s recommendation for change on the Company’s Board of Directors. Vote the WHITE proxy card TODAY to (i) elect each of Moonkyung Kim, Jui Kian Lim, Amit Gupta and Yun Pun Wong and (ii) remove each of John D. Kuhns, Richard H. Hochman, Shadron Lee Stastney, Anthony H. Dixon and Stephen Outerbridge.

The Shareholder Group reminds the shareholders of the Company that the extraordinary general meeting (the “EGM”) will be held on September 28, 2012, 9 a.m. Hong Kong time, at the offices of O’Melveny & Myers, 31st Floor, AIA Central, 1 Connaught Road, Central, Hong Kong to consider the resolutions set forth in the amended and restated Notice of Extraordinary General Meeting of the Shareholders and Proxy Statement delivered to the shareholders of the Company who are entitled to vote their Company shares at the EGM (and attached as Exhibit 99.3 to Amendment No 3. to the Schedule 13D filed by the Shareholder Group with the U.S. Securities and Exchange Commission on August 30, 2012).

If you have any questions about how to vote your shares or require any assistance in executing your proxy, please contact the Shareholder Group’s proxy solicitor, Innisfree M&A Incorporated, at +1-212-750-5833.

Contact:
Innisfree M&A Incorporated
Jonathan Salzberger
(212) 750-5833 jsalzberger@innisfreema.com